Exhibit 99.1

Scorpio Bulkers Inc. Announces Letter of Intent to Construct Wind Turbine Installation Vessel

First Step in a Transition Towards a Sustainable Business
in Renewable Energy

MONACO, August 3, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio” or the “Company”) announced today that it has signed a Letter of Intent to construct a Wind Turbine Installation Vessel (“WTIV”) with options for additional vessels.

Emanuele A. Lauro, Chairman and Chief Executive Officer, commented, “Scorpio Bulkers is embarking on a new and exciting journey. The world urgently needs to reduce emissions and offshore wind will make a pivotal contribution.  We appreciate the encouragement and assistance of multiple partners - including suppliers, customers, and shipbuilders - as we take a significant first step in transitioning the Company towards a sustainable future. This strategic direction now aligns with our future customers, investors, finance providers and the growing momentum in global public policy. At the same time, the Board of Directors carefully considered this project and believes that this transition will result in higher and more predictable shareholder returns in a structural growth market. Our transition has begun.”
He added “Scorpio has a history of executing complex maritime projects and of building teams and expertise to enter new markets.  We are fully committed to this new direction as an area of significant value creation for our shareholders and alignment with our multiple stakeholders. “

The initial vessel will be built by Daewoo Shipbuilding and Marine Engineering Inc. for delivery that is scheduled in 2023. This WTIV is an NG-16000X design GustoMSC (a subsidiary of National Oilwell Varco NOV:NYSE), and includes a 1500 Leg Encircling Crane (LEC) from Huisman Equipment B.V.. The total project cost is expected to be approximately $265-$290 million, subject to final design modifications. The contract is expected to be signed in early Q4 2020 and will include options to construct up to an additional three units having similar specifications.

This WTIV will be one of the most sophisticated dedicated turbine installation vessels in the world. It will have the capacity to install onto pre-prepared foundations the largest wind turbines currently designed, at a height of over 185 meters above sea level and in water depth in excess of 65 meters. The vessel incorporates various features and green innovations that significantly improve the operating window and efficiency and accelerate all-important “time to first power” for customers.

Offshore wind is a proven technology and represents a significant opportunity for the world to respond to the challenge of emissions reduction. It is expected to grow at a compound annual growth rate of over 15% for the next decade. There is a growing shortage of vessels that can install and maintain next-generation turbines core to this growth. The increasing maritime complexity and innovation of the offshore wind sector plays to Scorpio’s strengths and the Board of Directors believes the Company is in a good position to build an industry-leading presence.

Conference Call on Results
A conference call to discuss the Company’s results will be held Tuesday, August 4, 2020, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7794355. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/tg4ckw6t

Contact Information

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com

Sard Verbinnen & Co.
Paul Scarpetta (New York)
Charlie Chichester (London)
Scorpio-SVC@sardverb.com

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities, and is investing in the next generation of wind turbine installation vessels. Scorpio Bulkers Inc. has an operating fleet of 55 vessels consisting of 49 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 33 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). In addition to its dry bulk fleet, the Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.4 million dwt and all of the Company’s owned and finance leased vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, changes in demand for wind turbine installation vessels, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.